KEARNY FINANCIAL CORP.
120 Passaic Avenue
Fairfield, New Jersey 07004

April 9, 2020

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Kearny Financial Corp.
Registration Statement on Form S-4 (Registration Number 333-237236)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Kearny Financial Corp., a Maryland corporation (the “Company”), hereby requests that the above-referenced Company’s Registration Statement on Form S-4 be declared effective on April 16, 2020 at 4:00 p.m., or as soon thereafter as is practicable.

Very truly yours,

/s/Craig L. Montanaro
Craig L. Montanaro
President and Chief Executive Officer
(Duly Authorized Representative)